Prospectus supplement no. 1	Registration Statement no. 333-134553
To prospectus dated May 30, 2006 and	Dated March 28, 2007
prospectus supplement dated May 30, 2006	Rule 424(b)(2)

LEHMAN BROTHERS HOLDINGS INC.

MEDIUM-TERM NOTES, SERIES I

The following will generally apply to the medium-term notes to be issued in the form of a single global note registered in the name of the nominee to the common depositary and settled through the facilities of Clearstream Banking, S.A., Luxembourg (“Clearstream) and Euroclear Bank (“Euroclear”), and payable in whole, or in part, in non-U.S. dollars (“Non-USD notes”). Citibank N.A., London will be acting as the issuing and paying agent in connection with the Non-USD notes. The following description under the caption “Clearstream and Euroclear Book-Entry Procedures and Settlement” shall supplement and modify the description of settlement procedures under the caption, “Book-Entry Procedures and Settlement” in the accompanying base prospectus dated May 30, 2006 (“base prospectus”). If there are differences between this prospectus supplement, the prospectus supplement dated May 30, 2006 relating to our medium-term notes, Series I (“MTN Prospectus Supplement”) and the base prospectus with respect to the settlement procedures of Non-USD notes, this prospectus supplement will control. We may include information on a type of Non-USD note not described herein in an additional prospectus supplement to this supplement and information on the specific terms of any such Non-USD note in a pricing supplement to that additional prospectus supplement. Any reference to ‘‘this prospectus supplement’’ or to a ‘‘pricing supplement’’ herein shall include any such additional prospectus supplement or pricing supplement, unless the context requires otherwise.

CLEARSTREAM AND EUROCLEAR
BOOK-ENTRY PROCEDURES AND SETTLEMENT

We will issue the Non-USD notes in the form of a single global note registered in the name of the common depositary for Clearstream and Euroclear. Investors may hold book-entry interests in the global note only through organizations that participate, directly or indirectly, in Clearstream and/or Euroclear. Book-entry interests in the Non-USD notes and all transfers relating to the Non-USD notes will be reflected in the book-entry records of Clearstream and Euroclear. The address of Clearstream is 42 Ave JF Kennedy, L-1855 Luxembourg, Luxembourg, and the address of Euroclear is 1 Boulevard du Roi Albert II, B-1210 Brussels, Belgium.  Non-USD notes will not be DTC-eligible and cannot be settled through DTC.

The distribution of the Non-USD notes will be cleared through Clearstream and Euroclear. Any secondary market trading of book-entry interests in the Non-USD notes will take place through participants in Clearstream and Euroclear and will settle in same-day funds.

Clearstream and Euroclear have established electronic securities and payment transfer, processing, depositary and custodial links among themselves and others, either directly or through custodians and depositaries. These links allow securities to be issued, held and transferred among the clearing systems without the physical transfer of certificates. Special procedures to facilitate clearance and settlement have been established among these clearing systems to trade securities across borders in the secondary market.

The policies of Clearstream and Euroclear will govern payments, transfers, exchanges and other matters relating to an investor’s interest in securities held by them. We have no responsibility for any aspect of the records kept by Clearstream or Euroclear or any of their direct or indirect participants. We do not supervise these systems in any way.

Beneficial interests in the Non-USD notes will be shown on, and transfers of beneficial interests in the Non-USD notes will be made only through, records maintained by Clearstream or Euroclear and their participants. When you purchase Non-USD notes through the Clearstream or Euroclear systems, the purchases must be made by or through a direct or indirect participant in the Clearstream or Euroclear system, as the case may be. The participant will receive credit for the Non-USD notes that you purchase on Clearstream’s or Euroclear’s records, and, upon its receipt of such credit, you will become the beneficial owner of those Non-USD notes. Your ownership interest will be recorded only on the records of the direct or indirect participant in Clearstream or Euroclear, as the case may be, through which you purchase the Non-USD notes and not on Clearstream’s or Euroclear’s records. Neither Clearstream nor Euroclear, as the case may be, will have any knowledge of your beneficial ownership of the Non-USD notes. Clearstream’s or Euroclear’s records will show only the identity of the direct participants and the amount of the Non-USD notes held by or through those direct participants. You will not receive a written confirmation of your purchase or sale or any periodic account statement directly from Clearstream or Euroclear. You should instead receive those documents from the direct or indirect participant in Clearstream or Euroclear through which you purchase the Non-USD notes. As a result, the direct or indirect participants are responsible for keeping accurate account of the holdings of their customers. The trustee will wire payments on the Non-USD notes to the common depositary as the holder of the global note. The trustee and we will treat the common depositary or any successor nominee to the common depositary as the owner of the global note for all purposes. Accordingly, the trustee, any paying agent and we will have no direct responsibility or liability to pay amounts due with respect to the global note to you or any other beneficial owners in the global note. Any redemption or other notices with respect to the Non-USD notes will be sent by us directly to Clearstream or Euroclear, which will, in turn, inform the direct participants (or the indirect participants), which will then contact you as a beneficial holder, all in accordance with the rules of Clearstream or Euroclear, as the case may be, and the internal procedures of the direct participant (or the indirect participant) through which you hold your beneficial interest in the Non-USD notes.

Euroclear

Euroclear was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thus eliminating the need for physical movement of certificates and risk from lack of simultaneous transfers of securities and cash. Transactions may now be settled through Euroclear in many currencies, including U.S. dollars. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries generally similar to the arrangements for cross-market transfers with DTC.

Euroclear is operated by the Euroclear Operator under a contract with Euroclear Clearance System plc, a U.K. corporation, or the “Euroclear Clearance System.” The Euroclear Operator conducts all operations, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not Euroclear Clearance System. The Euroclear Clearance System establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include underwriters of the book-entry securities offered pursuant to a pricing supplement or one or more of their affiliates. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly. Euroclear is an indirect DTC participant.

The Euroclear Operator is a Belgian bank, which is regulated and examined by the Belgian Banking Commission and the National Bank of Belgium. The Terms and Conditions Governing Use of Euroclear, the related Operating Procedures of Euroclear and applicable Belgian law govern securities clearance accounts and cash accounts with the Euroclear Operator. Specifically, these terms and conditions govern transfers of securities and cash within Euroclear, withdrawal of securities and cash from Euroclear and receipts of payments with respect to securities in Euroclear.

All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the terms and conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding securities through Euroclear participants.

Distributions with respect to book-entry securities held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with Euroclear’s terms and conditions, to the extent received by the Euroclear Operator and by Euroclear.

You should be aware that you will only be able to make and receive deliveries, payments and other communications involving the book-entry securities through Euroclear on the days when Euroclear is open for business.

Euroclear may not be open for business on days when banks, brokers and other institutions are open for business in the United States. In addition, because of time zone differences, problems may occur when completing transactions involving Euroclear on the same business day as in the United States.

Clearstream

Clearstream was incorporated as a limited liability company under Luxembourg law. Clearstream is owned by Cedel International, société anonyme, and Deutsche Börse AG. The shareholders of these two entities are banks, securities dealers and financial institutions. Clearstream holds securities for its customers and facilitates the clearance and settlement of securities transactions between Clearstream customers through electronic book-entry changes in accounts of Clearstream customers, thus eliminating the need for physical movement of certificates.

Clearstream provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities, securities lending and borrowing and collateral management.

Clearstream interfaces with domestic markets in a number of countries. Clearstream has established an electronic bridge with the Euroclear Operator to facilitate settlement of trades between Clearstream and Euroclear.

As a registered bank in Luxembourg, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector. Clearstream participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. In the United States, Clearstream participants are limited to securities brokers and dealers and banks, and may include underwriters of the book-entry securities offered pursuant to a pricing supplement or one or more of their affiliates. Other institutions that maintain a custodial relationship with a Clearstream participant may obtain indirect access to Clearstream. Clearstream is an indirect DTC participant.

Distributions with respect to the book-entry securities held beneficially through Clearstream will be credited to cash accounts of Clearstream participants in accordance with its rules and procedures, to the extent received by Clearstream.

You should be aware that you will only be able to make and receive deliveries, payments and other communications involving the book-entry securities through Clearstream on the days when Clearstream is open for business. Clearstream may not be open for business on days when banks, brokers and other institutions are open for business in the United States. In addition, because of time zone differences, problems may occur when completing transactions involving Clearstream on the same business day as in the United States.

Additional information concerning Clearstream and Euroclear and their respective book-entry procedures with respect to notes other than Non-USD notes is contained in the base prospectus under the caption “Book-Entry Procedures and Settlement.” The description of the clearing systems in this prospectus supplement and in the base prospectus reflects our understanding of the rules and procedures of Clearstream and Euroclear as they are currently in effect. These systems could change their rules and procedures at any time. We have obtained the information in this section concerning Clearstream and Euroclear and their book-entry systems and procedures from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.